March 7, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. David Knudsen
Principal Financial Officer
1661 Lakeview Circle
Ogden, UT 84403

Re:	Pacific Alliance Corporation
	Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the quarters ended March 31, 2005, June 30,
2005 and
      September 30, 2005
	Commission file #: 033-08732D

Dear Mr. Knudsen:

We have reviewed your February 7, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

1. We note from your response to our prior comment 5 that the disclosure in Item 8A in the Form 10-KSB for the year ended December
31, 2004 was included due to miscommunication and the deficiencies did not actually exist at the time. However, we do not believe that you have responded to the portion of our comment related to the conclusion required by management as to the effectiveness of your disclosure controls and procedures. In regard to your proposed disclosure for future Form 10-KSBs, the disclosures required in Item
8A include a conclusion made by management as to the effectiveness of the disclosure controls and procedures in ensuring that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms. In future filings, please conclude as to the effectiveness of your disclosure controls and clearly state that conclusion in Item 8A. If the conclusion is that the disclosure controls and procedures are not effective, please state the reasons supporting that conclusion and management`s plans to remedy the deficiency. In addition, supplementally provide us with your proposed revised disclosures that you plan to include in future Form
10-KSBs and ensure that the proposed disclosures meet the guidelines set forth in Items 307 and 308 of Regulation S-B. Also, see SEC Final Release 33-8238 issued June 5, 2003.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please file your response to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or Kathy Mathis at 202-551-3383 if you have questions.


								Sincerely,



								Joseph A. Foti
								Senior Assistant Chief
Accountant
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Mr. David Knudsen
Pacific Alliance Corporation
March 7, 2006
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